U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  ComVest Venture Partners, L.P.
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   (Last)                           (First)             (Middle)

830 Third Avenue
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                                    (Street)

New York                               NY                10022
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Comdial Corporation (CMDL.PK)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

13-4124841
________________________________________________________________________________
4.   Statement for Month/Year

July / 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A)         Amount of     ship
                                                    3.           or Disposed of (D)              Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------  Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------   Amount        or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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

Common Stock,                       July 16, 2002     C           14,655,508      A     $.01     14,655,508       D(2)
$.01 par value
                                                                                                    123,726       D(1)

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                                                                        (Over)
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
===================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)   Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Senior            $.01      7/16/02    C           14,655,508 6/21/02  10/18/04  Common  14,655,508       8,671,992    D(2)
Subordinated                                                    (3)    (4)       Stock
Convertible
Notes(3)

Senior            $.01      7/12/02    J       9,997,500      7/12/02  10/18/04  Common  9,997,500        9,997,500    D(2)
Subordinated                                                    (3)     (4)      Stock
Convertible
Note(3)

Warrants          $.01      7/12/02    A        217,742          (5)    6/21/07  Common   217,742         1,632,399    D(6)
(right to buy)                                                                   Stock
===================================================================================================================================

Explanation of Responses:

(1)  These securities were issued to Commonwealth Associates, L.P. ("Commonwealth") in consideration of advisory services performed in connection with the restructuring of the Company's debt and to Michael S. Falk ("Falk"). Falk is the chairman and controlling equity owner of Commonwealth Associates Management Company, Inc. ("CAMC"), which is the general partner of, and the principal owner of the interests in, Commonwealth. Commonwealth and Falk directly own 24,435 and
     99,291 of such shares, respectively. Falk disclaims beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with his interest in CAMC.
(2)  These securities are owned directly by ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest
     Management, LLC,  which is wholly-owned by CAMC. Falk is the chairman and principal shareholder of CAMC. Falk disclaims beneficial ownership of the securities held by ComVest other than that portion which corresponds with his interest in ComVest.
(3)  Subject to limitations until the Company's receipt of shareholder approval of an increase in its authorized capital stock (the
     "Shareholder Approval"), ComVest has the right to convert 13.33% of the Senior Subordinated Convertible Notes ("Notes") into shares of the Company's Common Stock at a conversion price of $.01 per share. ComVest may also convert the Notes into Common
     Stock upon certain events of default as described in the Notes.
(4)  The maturity date is subject to extension to either January 16, 2003 or June 21, 2003 upon the occurrence of certain events.
(5)  The Warrants are not exercisable until the Company obtains the Shareholder Approval.
(6)  These securities were issued to Commonwealth in consideration of advisory services performed in connection with the placement of the Notes and to Falk. Commonwealth and Falk directly own 719,512 and 912,887 of such shares, respectively. Falk disclaim beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with his interest in CAMC.
                               ComVest Venture Partners, L.P.
                               By:  ComVest Management LLC,
                               Its General Manager

                               By:  /S/ Michael S. Falk          August 9, 2002
                                    -------------------         ---------------
                                    Michael S. Falk, Manager         Date

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__________________________
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                     Page 2
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

                             JOINT FILER INFORMATION


Name:                                ComVest Venture Partners, L.P.
                                     830 Third Avenue
                                     New York, NY  10022

Designated Filer:                    Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:              Comdial Corporation (CMDL)

Date of Event Requiring Statement:   August 9, 2002

Signature:                           By:  ComVest Management LLC, its general partner

                                     /s/ Michael S. Falk
                                     ----------------------
                                     Michael S. Falk
                                     Manager

Name:                                ComVest Management LLC
                                     830 Third Avenue
                                     New York, NY  10022

Designated Filer:                    Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:              Comdial Corporation (CMDL)

Date of Event Requiring Statement:   August 9, 2002

Signature:                           /s/ Michael S. Falk
                                     -----------------------
                                     Michael S. Falk
                                     Manager

Name:                                Commonwealth Associates, L.P.
                                     830 Third Avenue
                                     New York, NY  10022

Designated Filer:                    Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:              Comdial Corporation (CMDL)

Date of Event Requiring Statement:   August 9, 2002

Signature:                           By:  Commonwealth Associates Management
                                          Company, Inc., its general partner

                                     /s/ Joseph Wynne
                                     -----------------------
                                     Joseph Wynne
                                     Chief Financial Officer

Name:                                Commonwealth Associates Management Company, Inc.
                                     830 Third Avenue
                                     New York, NY  10022

Designated Filer:                    Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:              Comdial Corporation (CMDL)

Date of Event Requiring Statement:   August 9, 2002


Signature:                           /s/ Joseph Wynne
                                     ------------------------
                                     Joseph Wynne
                                     Chief Financial Officer

Name:                                Michael S. Falk
                                     830 Third Avenue
                                     New York, NY  10022

Designated Filer:                    Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:              Comdial Corporation (CMDL)

Date of Event Requiring Statement:   August 9, 2002

Signature:                           /s/ Michael S. Falk
                                     --------------------------
                                     Michael S. Falk

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